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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

           Includes the free translation of 2 Material Events sent by
                 Sociedad Quimica y Minera de Chile S.A. to the
                Superintendencia de Valores y Seguros de Chile on
                                March 19, 2003.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         x                                   Form 40-F ______
                    ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes ______                                 No     x       .
                                                     -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________



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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                       Santiago, March 19, 2003

Mr.
Alvaro Clarke de la C.
Superintendent
Securities and Insurance Superintendence
Teatinos N(degree)120, 6th Floor
Santiago

                                                                Essential Issue
                                                                ---------------

Dear Mr. Superintendent.


1) We hereby inform you that on March 18, 2003, the Board of Directors of Sociedad Quimica y Minera de Chile S.A. (SQM) has unanimously agreed to recommend a definitive dividend payment of US$ 0.07558 gross per share in favor of those shareholders registered in the Company's Book of Shareholders during the fifth working day prior to the date of such payment.

      The recommendation, once approved at the next Annual Ordinary Shareholders Meeting that will be held on April 30, 2003, will allow SQM to pay and distribute, in accordance with that established in the corresponding Dividend Policy, an annual dividend equivalent to 50% of the distributable liquid profits obtained during the 2002 business period.

      The pertinent amount will be paid in its equivalent in Chilean pesos, based on the "Observed Dollar" rate that should be published by the Official Gazette on April 30, 2003. The above, in favor of the corresponding shareholders, personally or through a duly authorized representative, beginning on Monday, May 12, 2003, at 09:00 hrs.

      We inform you the above as a material event in compliance with articles 9 and 10 of Law N(degree)18.045. Additionally, also in compliance with the indications set forth in Forms 660 and 1.062 issued on October 22, 1986 and March 6, 1992, respectively.

2) We hereby inform you that during the Ordinary Board of Directors Meeting of Sociedad Quimica y Minera de Chile S.A. (SQM) held on March 18, 2003, Mr. Jose Maria Eyzaguirre B. submitted his irrevocable resignation to his post and duties as Director of SQM, and that the members of the Board accepted that resignation effective as of the end of Tuesday, April 29, 2003.


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      We inform you the above as a material event and in compliance with articles 9 and 10 of Law N(degree)18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character N(degree)30 that was issued on November 10, 1989.


We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,





                     Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                               ------------------------------------
                              Patricio Contesse G.
                              Chief Executive Officer



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                 ------------------------------
                                Ricardo Ramos R.
                                Chief Financial Officer




                              Date: March 19, 2003